Exhibit 23.3

Consent of Independent Auditor

The Board of Directors

VIQ Solutions Inc.

We consent to the use of our report dated April 16, 2020, on the consolidated financial statements of VIQ Solutions Inc., which comprise the consolidated balance sheets as at December 31, 2019 and December 31, 2018, the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, which is incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus included in the Registration Statement on Form S-8 dated June 21, 2021 of VIQ Solutions Inc.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

June 21, 2021

Toronto, Ontario